NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

American Bonanza Featured on CEO Clips on The Biography Channel

November 7, 2007 - American Bonanza Gold Corp. TSX: BZA) (“Bonanza”) is pleased to announce that it will be featured on CEO Clips on the Biography Channel. CEO Clips, a series of corporate profiles on Canadian companies, will feature American Bonanza Gold Corp. on The Biography Channel beginning Jan. 23 until Feb. 13th throughout the day and evenings.

It can also be viewed online via this link: www.ceoclips.com/media/ceo_american_bonanza.asx.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas chosen for their large gold endowments and stable political climates. Bonanza is advancing its high grade Copperstone gold property in Arizona and several other promising projects. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:	OR:
Longview Capital Partners Incorporated	Susan L. Wilson, Corporate Communications
Attention: Eugene Toffolo	Phone: 604-688-7508
Phone: 604-681-5755	Email: info@americanbonanza.com
Tollfree: 1-877-687-5755